December 4, 2024

Via EDGAR

Mr. Patrick Fullem/Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Micropolis Holding Company (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
Filed November 21, 2024
File No. 333-276231

Dear Mr. Fullem/ Ms. Purnell

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 2, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1. Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 filed November 21, 2024

Use of Proceeds, page 37

1.	We note your response to comment 1. Please revise to include the interest C of each related party loan as required by Item 3.C.4 of Form 20-F and Item 4.a of Form F-1.

Response: We respectfully advise the Staff that we have updated page 37 in the Use of Proceeds section to include the interest rate and maturity date of each related party loan as required by Item 3.C.4 of Form 20-F and Item 4.a of Form F-1..

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial:	+852.3923.1188
Email:	lvenick@loeb.com